Exhibit 99.1

                           [YM BIOSCIENCES INC. LOGO]

                  YM BIOSCIENCES COMPLETES ACQUISITION OF DELEX

MISSISSAUGA, Canada - May 3, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced it has completed the purchase of DELEX Therapeutics Inc. (Mississauga, Canada), a private clinical stage biotechnology company developing inhalation delivered fentanyl products to treat cancer pain. DELEX's lead product is AeroLEF(TM), a proprietary technology for the treatment of acute and breakthrough pain that has completed preliminary efficacy trials and will undergo further Phase II efficacy trials in 2005.

"This   acquisition   significantly   enhances  our   portfolio  of   late-stage
cancer-focused products. By concentrating on the entire cancer market and diversifying our pipeline across technologies and target populations, we are providing our shareholders with numerous opportunities to realize value while mitigating risk," said David Allan, Chairman and CEO of YM BioSciences. "The technology from DELEX targets the approximately $3 billion market for fentanyl-based products that is driven by the total number of patients suffering from cancer pain, which in the U.S. alone exceeds the patient populations for the 50 most common cancers combined. AeroLEF(TM) is designed to deliver both rapid onset of relief as well as sustained relief, an advanced approach to treating pain that uniquely addresses the broader fentanyl market rather than a single subset."

Through this acquisition, DELEX becomes a wholly-owned subsidiary of YM BioSciences. In consideration for their shares and the accompanying working capital in DELEX, YM BioSciences issued to the DELEX shareholders 1,587,302 common shares upon closing of the transaction. As previously disclosed, YM may issue up to 1,825,396 additional common shares in escrow that will be released in tranches on specific dates and up to 2,777,779 common shares in escrow that will be released only if specific milestones are achieved. On receipt of U.S. regulatory approval, if any, for AeroLEF(TM) or any product using DELEX's technology, YM BioSciences will make an additional payment to the DELEX shareholders of $4.75 million in cash and/or common shares.

About DELEX

DELEX is advancing AeroLEF(TM), a proprietary technology for the treatment of acute and breakthrough pain, conditions that are common in cancer patients and underserved by existing technology. AeroLEF(TM) is an inhalation delivery system that delivers both free and liposomal encapsulated fentanyl, an opioid drug widely prescribed to treat cancer pain. This product has completed a Phase IIa trial with positive results and further efficacy trials in acute and cancer pain are planned for initiation in 2005.

About YM BioSciences

YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene's first Phase III trial demonstrated a substantial increase in survival in the same indication for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, which demonstrated that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM-hR3, an EGFr humanized monoclonal antibody with positive Phase II results in glioma and head & neck cancers, and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.


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Except  for   historical   information,   this   press   release   may   contain
forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.   Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229            Tel. +1-905-629-9761   Fax +1-905-629-4959
Email: jsmith@equicomgroup.com        Email: ir@ymbiosciences.com